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FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE Delegate General Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	MR. PAUL ROBILLARD Corporate Treasurer Hydro-Québec 75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2004 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (h): Quarterly Report for the third quarter ended September 30, 2005

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name: Louise Guillemette Title: Coordinator, Documentation

Date: November 11, 2005

HYDRO-QUÉBEC
Quarterly Report

Third Quarter 2005

Message from the Deputy Chairman of the Board and the President and Chief Executive Officer

For the period from January 1 to September 30, 2005, net income totaled $1,847 million, or $58 million more than in the same period for 2004.

Operating income amounted to $3,578 million, up $463 million over 2004, as a result of growth in short-term net electricity exports outside Québec. We were able to capitalize on favorable market conditions as a result of high summer temperatures on the U.S. east coast. Operating expenses, for their part, were up $148 million, largely driven by a rise in pension expense.

Financial expenses were up $151 million over 2004, due to a substantial foreign exchange gain recognized in the first quarter of 2004 following the application of a new accounting guideline. In addition, the sale of our subsidiary HydroSolution in the third quarter of 2005 generated a $48-million gain, while the sale of our interest in Noverco in June 2004 had allowed us to record a $265-million gain.

For the quarter ended September 30, 2005, net income totaled $391 million, compared to $314 million in 2004. This $77-million increase was due to the growth in short-term net electricity exports outside Québec and the gain on the sale of HydroSolution.

Consolidated results

Revenue for the first nine months of 2005 totaled $8,279 million, versus $7,707 million in 2004. This $572-million increase was chiefly attributable to growth in short-term electricity sales outside Québec and, to a lesser degree, increased domestic electricity sales, mainly because of higher baseload demand from large-power customers.

Total expenditure was $4,701 million in 2005, up $109 million over last year, due to the increase in pension expense and in depreciation charges related to the commissioning of new facilities, offset by a reduction in electricity and fuel purchases.

Financial expenses totaled $1,780 million, compared with $1,629 million in 2004. This $151-million increase stemmed from the write-down of the natural hedge between debts and sales in U.S. dollars in the first quarter of 2004, which had resulted in an exchange gain.

Discontinued activities contributed $56 million this year to date, versus $310 million in 2004. At the end of the second quarter of 2004, the sale of our interest in Noverco had generated a $265-million gain on disposal, together with Noverco's operating income. In July 2005, the sale of the assets of our subsidiary HydroSolution resulted in a $48-million gain.

Segmented results

Generation

For the first nine months of the year, Hydro-Québec Production posted net income of $1,535 million, compared to $1,155 million in 2004. The increase of $380 million is attributable to favorable conditions for short-term electricity sales and purchases outside Québec. However, net income was reduced by the $60-million increase in financial expenses, as well as by pension expense.

Transmission

At the end of the third quarter of 2005, Hydro-Québec TransÉnergie's net income stood at $303 million, versus $366 million in 2004. Short-term, non-firm, point-to-point transmission sales were up by $30 million, but only partially offset the $58-million increase in financial expenses and the rise in pension expense.

Distribution

For the nine months ended September 30, Hydro-Québec Distribution recorded net income of $79 million, compared to $85 million in 2004.

Total revenue from electricity sales in Québec was $6,652 million, up $200 million or 3.1%, chiefly as a result of higher baseload demand and rate adjustments.

Sales volume was 124.0 TWh, up 3.0 TWh. The 4.2-TWh increase in baseload demand was mainly due to the commissioning of Phase II of the Alouette aluminum smelter, and was mitigated by milder weather at the beginning of 2005 and by the fact that there was one day less of consumption than in 2004, which was a leap year.

Expenditure was up $214 million because of higher supply costs for non-heritage electricity and the increase in pension expense.

Finally, the $48-million gain on disposal of the assets of HydroSolution offset the $45-million rise in financial expenses.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d'énergie de la Baie James.

For the first nine months of the year, the volume of activity totaled $1,409 million, up $109 million over 2004. Several major projects requiring sizable capital outlay are currently under way for Hydro-Québec Production and Hydro-Québec TransÉnergie.

Investment

The investment program for 2005 totals $3.9 billion. Development activities account for $2.3 billion: approximately $1 billion is allocated to the construction of generating facilities and nearly $900 million is being invested in the development of transmission and distribution systems to meet growth in demand. A further $1.4 billion is devoted to maintaining and upgrading our assets.

At September 30, investments in fixed and intangible assets totaled $2,279 million, compared with $2,192 million in 2004. As anticipated, Hydro-Québec Production used a large portion of this amount for construction — Eastmain-1, Toulnustouc, Péribonka, Mercier, Chute-Allard and Rapides-des-Coeurs — as well as for various rehabilitation projects, including Beauharnois, Outardes-3 and Outardes-4.

Hydro-Québec TransÉnergie continued its work to bring the Toulnustouc generating station and the future Eastmain-1 generating station onto the grid, while Hydro-Québec Distribution continued to make investments to meet growth in demand, improve service quality and meet the objectives of the Energy Efficiency Plan.

Financing

The company's borrowing program for 2005 amounts to $3.4 billion. The proceeds will be used to refinance debt maturing this year and to sustain growth in the investment program.

No borrowings were made during the third quarter. Borrowings since the start of the year totaled $2.8 billion; all were made on the Canadian market.

/s/ Louis Lagassé	/s/ Thierry Vandal
Louis Lagassé Deputy Chairman of the Board	Thierry Vandal President and Chief Executive Officer

November 11, 2005

CONSOLIDATED STATEMENT OF OPERATIONS ($M)
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Notes	2005	2004	2005	2004

Revenue		2,543	2,374	8,279	7,707
Expenditure
Operations		578	524	1,739	1,591
Electricity and fuel purchases		391	313	1,068	1,163
Depreciation and amortization		488	471	1,457	1,380
Taxes		163	151	437	458

		1,620	1,459	4,701	4,592
Operating income		923	915	3,578	3,115
Financial expenses	3	581	600	1,780	1,629

Income from continuing operations before non-controlling interest		342	315	1,798	1,486
Non-controlling interest		3	3	7	7

Income from continuing operations		339	312	1,791	1,479
Discontinued operations	4	52	2	56	310

Net income		391	314	1,847	1,789

CONSOLIDATED STATEMENT OF RETAINED EARNINGS ($M)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Balance at beginning of period, as previously reported	13,405	12,339	11,949	10,863
Adjustment for retroactive application of change in accounting policy	—	—	—	1

Balance at beginning of period, as restated	13,405	12,339	11,949	10,864
Net income	391	314	1,847	1,789

Balance at end of period	13,796	12,653	13,796	12,653

CONSOLIDATED BALANCE SHEET ($M)

	Note	As at September 30 2005 (unaudited)	As at December 31 2004 (audited)
ASSETS
Fixed assets		52,289	51,589
Current assets
Cash and cash equivalents		575	94
Investments		10	72
Accounts receivable		1,736	1,952
Swaps and sinking funds		560	43
Materials, fuel and supplies		336	328
Assets held for sale	4	7	—

		3,224	2,489
Other long-term assets
Investments		245	252
Swaps and sinking funds		1,727	1,671
Funds in trust for nuclear waste management		28	28
Goodwill		80	79
Intangible assets		681	732
Other assets		1,155	1,196
Assets held for sale	4	165	—

		4,081	3,958
		59,594	58,036

LIABILITIES AND SHAREHOLDER'S EQUITY
Long-term debt		32,556	32,521
Current liabilities
Borrowings		606	53
Accounts payable and accrued liabilities		1,752	1,832
Dividends payable		—	1,350
Accrued interest		602	974
Current portion of long-term debt		2,579	1,948
Liabilities held for sale	4	31	—

		5,570	6,157
Asset retirement obligations		279	264
Other long-term liabilities		2,596	2,357
Liabilities held for sale	4	21	—
Perpetual debt		378	391
Non-controlling interest		112	126
Shareholder's equity
Share capital		4,374	4,374
Retained earnings		13,796	11,949
Translation adjustment		(88)	(103)

		18,082	16,220
		59,594	58,036

CONSOLIDATED STATEMENT OF CASH FLOWS ($M)
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Notes	2005	2004	2005	2004

Operating activities
Income from continuing operations		339	312	1,791	1,479
Depreciation and amortization of fixed and intangible assets		473	458	1,410	1,337
Amortization of deferred charges		7	9	28	36
Amortization of other deferred charges (credits) related to debt		(32)	(24)	(93)	(233)
Change in non-cash working capital items		154	(113)	(163)	(369)
Other		97	41	244	93

		1,038	683	3,217	2,343
Investing activities
Fixed and intangible assets		(888)	(947)	(2,279)	(2,192)
Long-term investments		(2)	109	2	107
Disposal of an investment net of divested cash and cash equivalents		—	—	—	894
Net change in short-term investments		—	(108)	60	15
Other		(34)	(4)	(91)	(19)

		(924)	(950)	(2,308)	(1,195)
Financing activities
Issue of long-term debt		—	15	2,767	1,351
Maturity of long-term debt and sinking fund redemption		(800)	(212)	(1,702)	(1,498)
Prepayment of long-term debt		(41)	—	(290)	(21)
Inflows (outflows) resulting from credit risk management		(519)	(111)	(409)	(51)
Net change in short-term borrowings		549	(423)	553	79
Dividends paid		—	—	(1,350)	(965)
Other		(2)	(2)	—	79

		(813)	(733)	(431)	(1,026)
Change in foreign exchange rates on cash and cash equivalents		4	5	4	3

Cash flows from continuing operations		(695)	(995)	482	125
Cash flows from discontinued operations	4	(1)	2	(1)	1

Net change in cash and cash equivalents		(696)	(993)	481	126
Cash and cash equivalents at beginning of period		1,271	1,311	94	192

Cash and cash equivalents at end of period		575	318	575	318

Additional disclosures with respect to cash flows

Complementary Notes (unaudited)
Amounts shown in tables are in millions of Canadian dollars.

Note 1 — Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They take into account certain accounting practices recognized by the Régie de l'énergie and applied to the regulated activities of the Corporation.

The consolidated financial statements for the quarter and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's Annual Report 2004.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those described in Hydro- Québec's Annual Report 2004, with the exception of the changes described in Note 2.

Some figures for the previous year were reclassified in order to respect the presentation adopted in the current year.

As the charts in the Consolidated Financial Highlights demonstrate, seasonal temperature fluctuations affect the Corporation's quarterly financial results.

Note 2 — Change in Accounting Policies

Investment companies

On January 1, 2005, Hydro-Québec prospectively adopted the recommendations of Accounting Guideline 18 of the Canadian Institute of Chartered Accountants (CICA) Handbook, entitled "Investment Companies" (AcG-18). Under this Accounting Guideline, investment companies are required to account for their investments at fair value in cases where such investments would normally be consolidated or accounted for on an equity basis or at cost. Criteria are provided to determine if a company should be classified as an investment company. Companies that do not meet the criteria will be required to consolidate or account for their investments using the equity method. The Guideline also provides guidance on circumstances where fair value must be used in the financial statements of the parent company or entity exercising significant influence over the investment company. As a result of the adoption of the new Guideline, investments held by a venture capital investment company are accounted for at fair value. Previously, these investments were accounted for at cost. The adoption of these recommendations had no material impact on the financial statements.

Consolidation of variable interest entities

On January 1, 2005, Hydro-Québec retroactively adopted the recommendations of AcG-15 of the CICA Handbook, entitled "Consolidation of Variable Interest Entities", without restatement of the comparative financial data. This Accounting Guideline provides the consolidation principles applicable to certain entities over which control is exercised other than by voting rights. It requires Hydro-Québec to consolidate a variable interest entity (VIE) when it is the VIE's primary beneficiary. The primary beneficiary is the enterprise holding variable interests that result in it assuming the majority of the VIE's expected losses and/or receiving the majority of the VIE's expected residual returns. The Guideline requires disclosure of certain information when Hydro-Québec holds significant variable interests in a VIE that it has not consolidated. The adoption of these recommendations had no material impact on the financial statements.

Determining whether an arrangement contains a lease

On January 1, 2005, Hydro-Québec also adopted the recommendations of EIC-150, an abstract published by the Emerging Issues Committee and included in the CICA Handbook, entitled "Determining Whether an Arrangement Contains a Lease." The abstract provides guidance on determining whether an arrangement comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments is within the scope of Section 3065 of the CICA Handbook, entitled "Leases." The provisions of the abstract apply to arrangements agreed to, committed to, modified or acquired in business combinations initiated after January 1, 2005. To date, adoption has had no material impact on the financial statements.

Note 3 — Financial Expenses

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Interest
Interest on debt securities	600	604	1,805	1,851
Amortization of borrowing discount and expenses	7	10	30	33

	607	614	1,835	1,884

Exchange loss (gain)	3	11	32	(193)
Loan guarantee fees	40	42	119	124

	43	53	151	(69)

Less
Capitalized financial expenses	61	63	187	173
Net investment income	8	4	19	13

	69	67	206	186

	581	600	1,780	1,629

Note 4 — Discontinued Operations and Assets Held for Sale

On July 15, 2005, Hydro-Québec sold the principal assets of its subsidiary HydroSolution, a limited partnership, for a cash consideration of $92 million, which generated a gain on disposal of $48 million. As at the disposal date, the assets of discontinued operations consisted of fixed assets totaling $42 million. For segmented information purposes, HydroSolution is part of the Distribution operating segment.

In the third quarter of 2005, Hydro-Québec presented as held for sale the assets and liabilities of its interest in Cross-Sound Cable Company, LLC, which is part of Corporate and Other Activities. On November 8, 2005, Hydro-Québec reached an agreement to sell its interest to Babcock & Brown Infrastructure Ltd for a consideration of US$160 million, subject to precedent conditions. The transaction provides for the assignment of shares and the reimbursement of the loan extended by Hydro-Québec to Cross-Sound Cable Company, LLC.

On June 30, 2004, Hydro-Québec sold its interest in Noverco Inc. for a consideration of $900 million in cash, which generated a gain on disposal of $265 million.

The operating results and cash flows related to these interests have been presented as discontinued operations in the following table:

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Operations
Revenue	12	12	31	854

Net income	4	2	8	45
Gain on disposal	48	—	48	265

Income from discontinued operations	52	2	56	310

Cash flows
Operating activities	(92)	4	(88)	148
Investing activities	88	(2)	83	(78)
Financing activities	4	—	4	(69)
Change in foreign exchange rates on cash and cash equivalents	(1)	—	—	—

Cash flows from discontinued operations	(1)	2	(1)	1

The following table presents the assets and liabilities held for sale:
Cash and cash equivalents			3
Other current assets			4
Long-term assets			165
Current liabilities			31
Long-term liabilities			21

Net assets held for sale			120

Note 5 — Investments

The Corporation has an interest in a venture capital investment company whose mission is to make strategic investments. The investments held by this investment company are accounted for at their fair value, which was established at $65 million as at September 30, 2005. The gross and net amount of unrealized losses on the investments held by this company was $3 million in both cases for the first nine months of 2005. The net amount of gains realized is not significant.

Note 6 — Guarantees

As at September 30, 2005, the potential maximum amount the Corporation could have to pay under letters of credit or guarantees totaled $471 million. Of this amount, $370 million relates to the purchase of energy, for which a liability in the amount of $12 million has been recorded. Some guarantees expire between 2005 and 2019, while others do not have maturity dates.

Note 7 — Additional disclosures with respect to cash flows

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Investing activities not affecting cash
Increase (decrease) in fixed and intangible assets	(6)	319	2	325

Interest paid during the period	896	838	1,992	2,019

Note 8 — Employee Future Benefits

Three months ended September 30
	Pension Plan		Other plans
	2005	2004	2005	2004

Accrued benefit cost	47	3	24	18

Nine months ended September 30
	Pension Plan		Other plans
	2005	2004	2005	2004

Accrued benefit cost	142	3	64	56

Note 9 — Segmented information

Corporate and Other Activities have included the Oil and Gas segment as of the second quarter of 2005 and international activities as of the third quarter of 2005. As a result, the corresponding data for each preceding quarter has been restated.

Three months ended September 30, 2005
	Generation	Transmission	Distribution	Construction		Corporate and Other Activities	Intersegment and Other	Total
Revenue
— External customers	537	7	1,929	4		92	(26)	2,543
— Intersegment	928	639	11	592	[a]	221	(2,391)	—
Income (loss) from continuing operations	428	100	(160)	1		(26)	(4)	339
Discontinued operations	—	—	52	—		—	—	52
Net income (loss)	428	100	(108)	1		(26)	(4)	391
Total assets as at September 30, 2005	27,219	16,193	10,053	250		6,129	(250)	59,594

Three months ended September 30, 2004
	Generation	Transmission	Distribution	Construction		Corporate and Other Activities	Intersegment and Other	Total
Revenue
— External customers	449	6	1,814	2		103	—	2,374
— Intersegment	903	641	12	621	[a]	223	(2,400)	—
Income (loss) from continuing operations	333	125	(98)	1		(35)	(14)	312
Discontinued operations	—	—	3	—		—	(1)	2
Net income (loss)	333	125	(95)	1		(35)	(15)	314
Total assets as at September 30, 2004	26,097	16,059	9,774	351		5,212	(231)	57,262

a)
Intersegment revenue generated by the Construction segment includes an amount of $591 million (2004: $621 million) that corresponds to capital expenditures for Hydro-Québec Production and Hydro-Québec TransÉnergie.

Note 9 — Segmented information (continued)

Nine months ended September 30, 2005
	Generation	Transmission	Distribution	Construction		Corporate and Other Activities	Intersegment and Other	Total
Revenue
— External customers	1,328	18	6,705	6		270	(48)	8,279
— Intersegment	3,280	1,917	38	1,403	[a]	657	(7,295)	—
Income (loss) from continuing operations	1,535	303	22	4		(67)	(6)	1,791
Discontinued operations	—	—	57	—		(1)	—	56
Net income (net loss)	1,535	303	79	4		(68)	(6)	1,847
Total assets as at September 30, 2005	27,219	16,193	10,053	250		6,129	(250)	59,594

Nine months ended September 30, 2004
	Generation	Transmission	Distribution	Construction		Corporate and Other Activities	Intersegment and Other	Total
Revenue
— External customers	912	15	6,502	5		273	—	7,707
— Intersegment	3,389	1,888	38	1,295	[a]	654	(7,264)	—
Income (loss) from continuing operations	1,155	366	77	2		(84)	(37)	1,479
Discontinued operations	—	—	8	—		302	—	310
Net income (net loss)	1,155	366	85	2		218	(37)	1,789
Total assets as at September 30, 2004	26,097	16,059	9,774	351		5,212	(231)	57,262

a)
Intersegment revenue generated by the Construction segment includes an amount of $1,402 million (2004: $1,295 million) that corresponds to capital expenditures for Hydro-Québec Production and Hydro-Québec TransÉnergie.

CONSOLIDATED FINANCIAL HIGHLIGHTS
(unaudited)

Summary of Operations ($M)	Three months ended September 30				Nine months ended September 30

	2005	2004	Change (%)		2005	2004	Change (%)

Revenue	2,543	2,374	7.1	UP	8,279	7,707	7.4	UP
Expenditure	1,620	1,459	11.0	UP	4,701	4,592	2.4	UP
Financial expenses	581	600	3.2	DOWN	1,780	1,629	9.3	UP
Non-controlling interest	3	3	—		7	7	—
Discontinued operations	52	2	2,500.0	UP	56	310	81.9	DOWN
Net income	391	314	24.5	UP	1,847	1,789	3.2	UP

	2005				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net Income ($M)	1,054	402	391		1,100	375	314	646
Revenue ($M)	3,199	2,537	2,543		3,081	2,252	2,374	2,947
Revenue from Electricity Sales in Québec ($M)	2,717	2,026	1,919		2,721	1,935	1,796	2,470
Revenue from Electricity Sales Outside Québec ($M)	342	359	482		240	164	353	362

Quarter Highlights

Corporate affairs

Toulnustouc generating station

Hydro-Québec inaugurated the Toulnustouc generating station on August 18, five months ahead of schedule. With a capacity of 526 MW, the station will have an annual output of 2.7 TWh. Carried out in partnership with the Betsiamites Band Council and the Manicouagan regional county municipality, this development marks the completion of the Manic-Outardes complex. Construction work began in November 2001.

HydroSolution

On July 15, Hydro-Québec sold its subsidiary HydroSolution for the sum of $92 million to a consortium made up of Gaz Métropolitain Plus, Caisse de dépôt et placement du Québec and Confort Expert Inc. HydroSolution specializes in the leasing of water heaters as well as the sale and installation of water heaters, home heating systems and air conditioners. Under the terms of the agreement, the consortium will take charge of the entire water heater leasing operation, with its 200,000 customers. This sale is in keeping with Hydro-Québec Distribution's policies and supports the goal of intensifying the division's energy efficiency efforts.

Labor relations

Hydro-Québec and the Syndicat professionnel des scientifiques de l'Institut de recherche d'Hydro-Québec reached an agreement to renew the collective agreement for the company's researchers and science professionals. The new five-year agreement covers the period from January 1, 2004 through December 31, 2008, and was ratified by 89% of union members. For 2004, 2005 and 2006, the agreement provides for an increase in salaries, bonuses, benefits and allowances of 2% per annum. For 2007 and 2008, the increase will be the same as for the Syndicat professionnel des ingénieurs d'Hydro-Québec.

Regulatory affairs

Integrating wind-power facilities on the transmission grid

On August 2, the Régie de l'énergie authorized Hydro-Québec TransÉnergie to carry out a project to upgrade the Matapédia regional transmission system in order to bring power generated by eight wind farms, to be built in the Gaspé region, onto the grid. The first part of the project covers the addition, replacement or modification of the primary protection systems on the region's 230-kV and 161-kV lines. The second part involves adding a dual-loop power supply to the Les Boules substation. The project will cost $34.6 million, and commissioning will take place from 2006 to 2011.

Distribution system automation

In July, the Régie de l'énergie authorized Hydro-Québec Distribution to carry out the distribution system automation program presented in March 2005. The purpose of the automation program is to reduce the number of hours of service interruption in the target areas, and will allow remote control of some 3,750 circuit breakers and switches already on the distribution system for approximately 1,100 lines. The program will be conducted from 2005 to 2008.

2006-2007 rate application

On September 1, Hydro-Québec Distribution filed its 2006-2007 rate application with the Régie de l'énergie, proposing a 3% adjustment effective April 1, 2006. Growth in demand for electricity accounts for 92% of the increase in supply costs, which will stand at close to 9¢/kWh in 2006, representing additional purchases of over $500 million. Hearings on the Distributor's rate application will be held over the next few months by the Régie, which by law is responsible for setting electricity rates in Québec. It should be noted that Hydro-Québec's rates remain among the lowest in North America.

Energy-savings target raised to 4.1 TWh

In the 2006 budget for the Energy Efficiency Plan it filed with the Régie de l'énergie, Hydro-Québec Distribution raised its energy-savings objective from 3 TWh to 4.1 TWh by 2010. The new target — equivalent to the electricity consumption of the city of Laval — is nearly double the 2.1 TWh in annual savings recommended by the Régie in 2004. The matter will be the subject of public hearings to be held by the Régie de l'énergie in the next few months.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4
Ce document est également publié en français.
www.hydroquebec.com
ISSN 0848-5836
2005G002-3A

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CONSOLIDATED STATEMENT OF OPERATIONS ($M) (unaudited)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS ($M) (unaudited)
CONSOLIDATED BALANCE SHEET ($M)
CONSOLIDATED STATEMENT OF CASH FLOWS ($M) (unaudited)
Complementary Notes (unaudited) Amounts shown in tables are in millions of Canadian dollars.
CONSOLIDATED FINANCIAL HIGHLIGHTS (unaudited)